EXHIBIT 12.1

HOSPITALITY PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Nine months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005

Income from Continuing Operations	$114,307	$160,369	$193,341	$124,335	$220,224	$156,501	$118,779
Fixed Charges	105,367	106,510	143,410	156,844	148,110	81,451	65,263
Adjusted Earnings	$219,674	$266,879	$336,751	$281,179	$368,334	$237,952	$184,042

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$105,367	$106,510	$143,410	$156,844	$148,110	$81,451	$65,263

Ratio of Earnings to Fixed Charges	2.08x	2.51x	2.35x	1.79x	2.49x	2.92x	2.82x